QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
Of the Securities Exchange Act of 1934

The DeWolfe Companies, Inc.
(Name of Subject Company (Issuer))

Timber Acquisition Corporation
NRT Incorporated
Cendant Corporation
(Name of Filing Persons (Offerors))

Common Stock, par value $0.01 per share
(Title of Class of Securities)

252115100
(CUSIP Number of Class of Securities)

Eric J. Bock, Esq.
Executive Vice President, Law and Corporate Secretary
Cendant Corporation
9 West 57th Street
New York, New York 10019
(212) 413-1800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Persons)

Copies To:

Thomas W. Greenberg, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000	Kenneth D. Hoffert, Esq. Senior Vice President and General Counsel NRT Incorporated 339 Jefferson Road Parsippany, New Jersey 07054 (973) 240-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$149,497,774	$13,754

*
Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 5,730,225 shares of common stock of The DeWolfe Companies, Inc. (based on the number of shares outstanding as of July 31, 2002) at the tender offer price of $19.00 per share of common stock. The transaction value also includes the offer price of $19.00 less $6.068, which is the weighted average exercise price of outstanding options as of July 31, 2002, multiplied by 3,141,316, the estimated number of options outstanding on such date.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 92/1,000,000 of 1% of the transaction valuation.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Filed:

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

        This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer by Timber Acquisition Corporation, a Massachusetts corporation ("Purchaser") and wholly owned subsidiary of NRT Incorporated, a Delaware corporation ("Parent") and an indirect wholly owned subsidiary of Cendant Corporation, a Delaware corporation ("Cendant"), to purchase all of the outstanding shares of common stock, par value $0.01 per share, of The DeWolfe Companies, Inc., a Massachusetts corporation (the "Company"), at a purchase price of $19.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 14, 2002 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Schedule TO is being filed on behalf of Purchaser, Parent and Cendant.

        The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answer to items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided herein.

ITEM 1. Summary Term Sheet.

        The information set forth in the "Summary Term Sheet" of the Offer to Purchase is incorporated herein by reference.

ITEM 2. Subject Company Information.

        (a) The name of the subject company is The DeWolfe Companies, Inc., a Massachusetts corporation. The Company's principal executive offices are located at 80 Hayden Avenue, Lexington, Massachusetts 02421. The Company's telephone number is (781) 863-5858.

        (b) This Schedule TO relates to the Company's common stock, par value $0.01 per share, of which there were 5,730,225 shares issued and outstanding as of July 31, 2002. The information set forth in the "Introduction" of the Offer to Purchase is incorporated herein by reference.

        (c) The information set forth in Section 6 of the Offer to Purchase entitled "Price Range of the Shares; Dividends on the Shares" is incorporated herein by reference.

ITEM 3. Identity and Background of Filing Person.

        (a) This Schedule TO is filed by Purchaser, Parent and Cendant. The information set forth in Section 9 of the Offer to Purchase entitled "Certain Information Concerning Purchaser, Parent and Cendant" is incorporated herein by reference.

        (b) The information set forth in Section 9 of the Offer to Purchase entitled "Certain Information Concerning Purchaser, Parent and Cendant" is incorporated herein by reference.

        (c) The information set forth in Section 9 of the Offer to Purchase entitled "Certain Information Concerning Purchaser, Parent and Cendant" is incorporated herein by reference. Except as set forth below, during the last five years, none of Purchaser, Parent or Cendant or, to the best knowledge of Purchaser, Parent or Cendant, any of the persons listed on Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) resulting in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or finding of any violation of such laws.

        On June 14, 2000, the Securities and Exchange Commission (the "SEC") instituted and simultaneously settled an administrative proceeding, Administrative Proceeding File No. 3-10225, against Cendant in connection with certain accounting irregularities at the former CUC International, Inc., which merged with HFS Incorporated in December 1997 to form Cendant. The SEC found that, as a result of such accounting irregularities, Cendant violated the periodic reporting, corporate record-keeping and internal controls provisions of the federal securities laws. Without admitting or denying the findings contained in the SEC's administrative order, Cendant consented to the issuance of an SEC order directing Cendant to cease and desist from committing or causing any violation, and any future violation, of the periodic reporting, corporate record-keeping and internal controls provisions of the federal securities laws. No financial penalties were imposed against Cendant.

ITEM 4. Terms of the Transaction.

        (a)(1)(i)-(viii), (x)-(xii) The information set forth in the "Introduction" and in Sections 1, 2, 3, 4 and 5 of the Offer to Purchase entitled "Terms of the Offer," "Acceptance for Payment and Payment for Shares," "Procedure for Tendering Shares," "Withdrawal Rights" and "Certain Federal Income Tax Consequences," respectively, is incorporated herein by reference.

ITEM 5. Past Contacts, Transactions, Negotiations and Agreements.

        The information set forth in Sections 9, 11, 12 and 13 of the Offer to Purchase entitled "Certain Information Concerning Purchaser and Cendant," "Background of the Offer," "Purpose of the Offer; Stockholder Approval; Appraisal Rights; Plans for the Company" and "The Merger Agreement and Other Relevant Agreements," respectively, is incorporated herein by reference. Except as set forth therein, there have been no material contacts, negotiations or transactions during the past two years which would be required to be disclosed under this Item 5 between any of Purchaser, Parent or Cendant or any of their respective subsidiaries or, to the best knowledge of Purchaser, Parent or Cendant, any of those persons listed on Schedule I to the Offer to Purchase, on the one hand, and the Company or its affiliates, on the other, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or sale or transfer of a material amount of assets.

ITEM 6. Purposes of the Transaction and Plans or Proposals.

        (a),(c)(1)-(7) The information set forth in the "Introduction" and Sections 12 and 13 of the Offer to Purchase entitled "Purpose of the Offer; Stockholder Approval; Appraisal Rights; Plans for the Company" and "The Merger Agreement and Other Relevant Agreements," respectively, is incorporated herein by reference.

ITEM 7. Source and Amount of Funds or Other Consideration.

        The information set forth in Section 10 of the Offer to Purchase entitled "Source and Amount of Funds" is incorporated herein by reference.

ITEM 8. Interest in Securities of the Subject Company.

        The information set forth in the "Introduction" and Sections 9, 11 and 13 of the Offer to Purchase entitled "Certain Information Concerning Purchaser, Parent and Cendant," "Background of the Offer" and "The Merger Agreement and Other Relevant Agreements," respectively, is incorporated herein by reference.

ITEM 9. Persons/Assets, Retained, Employed, Compensated or Used.

        The information set forth in the "Introduction" and Section 16 of the Offer to Purchase entitled "Fees and Expenses" is incorporated herein by reference.

ITEM 10. Financial Statements.

        Not applicable.

2

ITEM 11. Additional Information.

        The information set forth in Sections 11, 13 and 16 of the Offer to Purchase entitled "Background of the Offer," "The Merger Agreement and Other Relevant Agreements" and "Fees and Expenses," respectively, is incorporated herein by reference.

ITEM 12. Exhibits.

(a)(1)(A)	Offer to Purchase dated August 14, 2002.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)	Press Release issued by Parent and the Company on August 12, 2002 (incorporated herein by reference to the pre-commencement Schedule TO filed by Cendant, Parent and Purchaser on August 12, 2002).
(a)(1)(I)	Summary advertisement published in The Wall Street Journal on August 14, 2002.
(a)(1)(J)	Letter to Stockholders, dated August 14, 2002, from the Chairman and Chief Executive Officer of the Company.
(a)(1)(K)	Q&A for the Company's managers distributed on August 12, 2002 (incorporated herein by reference to the pre-commencement Schedule TO filed by Cendant, Parent and Purchaser on August 12, 2002).
(a)(1)(L)	Q&A for the Company's sales associates distributed on August 12, 2002 (incorporated herein by reference to the pre-commencement Schedule TO filed by Cendant, Parent and Purchaser on August 12, 2002).
(b)	Not applicable.
(d)(1)	Agreement and Plan of Merger, dated as of August 12, 2002, among Parent, Purchaser and the Company.
(d)(2)	Form of Tender and Voting Agreement, dated as of August 12, 2002, by and among Parent, Purchaser and each of Marcia C. DeWolfe, Paul J. Harrington, Robert N. Sibcy, Patricia A. Griffin, Richard Loughlin, Jr., R. Robert Popeo, A. Clinton Allen and James A. Marcotte.
(d)(3)	Form of Tender and Voting Agreement, dated as of August 12, 2002, by and among Parent, Purchaser and Richard B. DeWolfe.
(d)(4)	Confidentiality Agreement, dated June 14, 2002, by and between the Company and Parent.
(d)(5)	Option Agreement, dated as of August 12, 2002, between Purchaser and the Company.
(d)(6)	Form of Use of Name Agreement, dated as of August 12, 2002, between Parent and each of Richard B. DeWolfe, Patricia A. Griffin and Marcia C. DeWolfe.
(g)	Not applicable.
(h)	Not applicable.

3

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TIMBER ACQUISITION CORPORATION
By:	/s/ THOMAS J. FREEMAN Name: Thomas J. Freeman Title: Senior Vice President
NRT INCORPORATED
By:	/s/ THOMAS J. FREEMAN Name: Thomas J. Freeman Title: Senior Vice President
CENDANT CORPORATION
By:	/s/ ERIC J. BOCK Name: Eric J. Bock Title: Executive Vice President and Corporate Secretary

        Date: August 14, 2002

INDEX TO EXHIBITS

Exhibit Number	Document
(a)(1)(A)	Offer to Purchase dated August 14, 2002.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)	Press Release issued by Parent and the Company on August 12, 2002 incorporated herein by reference to the Pre-commencement Schedule TO filed by Cendant and the Company on August 12, 2002.
(a)(1)(I)	Summary advertisement published in The Wall Street Journal on August 14, 2002.
(a)(1)(J)	Letter to Stockholders, dated August 14, 2002, from the Chairman and Chief Executive Officer of the Company dated August 14, 2002.
(a)(1)(K)	Q&A for the Company's managers distributed on August 12, 2002 (incorporated herein by reference to the pre-commencement Schedule TO filed by Cendant, Parent and Purchaser on August 12, 2002).
(a)(1)(L)	Q&A for the Company's sales associates distributed on August 12, 2002 (incorporated herein by reference to the pre-commencement Schedule TO filed by Cendant, Parent and Purchaser on August 12, 2002).
(b)	Not applicable.
(d)(1)	Agreement and Plan of Merger, dated as of August 12, 2002, among Parent, Purchaser and the Company.
(d)(2)	Form of Tender and Voting Agreement, dated as of August 12, 2002, by and among Parent, Purchaser and each of Marcia C. DeWolfe, Paul J. Harrington, Robert N. Sibcy, Patricia A. Griffin, Richard Loughlin, Jr., R. Robert Popeo, A. Clinton Allen and James A. Marcotte.
(d)(3)	Form of Tender and Voting Agreement, dated as of August 12, 2002, by and among Parent, Purchaser and Richard B. DeWolfe.
(d)(4)	Confidentiality Agreement, dated June 14, 2002, by and between the Company and Parent.
(d)(5)	Option Agreement, dated as of August 12, 2002, between Purchaser and the Company.
(d)(6)	Form of Use of Name Agreement, dated as of August 12, 2002 between Parent and each of Richard B. DeWolfe, Patricia A. Griffin and Marcia C. DeWolfe.
(g)	Not applicable.
(h)	Not applicable.

QuickLinks

SIGNATURES
INDEX TO EXHIBITS